Hateley & Hampton

Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

December 10, 2014

Ms. Kristina Aberg

Staff Attorney

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Chalet Lifestyles, Inc.
Response to Comment letter dated November 7, 2014
Registration Statement on Form S-1
Filed: August 28, 2014
File No. 333-198437

Dear Ms. Aberg:

Enclosed is the Pre-Effective Amendment No. 2 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated November 7, 2014.

Prospectus Summary

Business, page 4

General

1.	We note in your enumerated list here in response to comment 8 in our letter dated September 24, 2014. Please expand your disclosure in the MD&A to describe with greater specificity the provided services. As examples only, explain what “transportation efficiency assistance” entails and detail anticipated “Recreational Vehicle Dealer expansion programs.”

Response:	Revised to expand the registrant’s disclosure in the Business section and in the MD&A section.

HATELEY & HAMPTON

Attorneys & counselors

Ms. Kristina Aberg

December 10, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

General

2.	We were unable to locate your revisions in response to comment 15 in our letter dated September 24, 2014. Please revise or advise.

Comment 15 from letter dated September 24, 2014:

Plan of Operation

General

In each of the following sections, please include disclosure to address the likely alternatives for satisfying your capital needs.

Response:	Revised to include the following sentence under the sections “In the event that we are unable to obtain capital through the sale of the shares in this Offering, we intend to borrow monies from our founders to satisfy our capital needs until such time that we are able to secure outside equity capital or debt.” A similar sentence has been added to the requisite sections.

Directors, Executive Officers, Promoters and Control Persons, page 34

3.	We have reviewed your responses to comments 20 and 21 of our comment letter dated September 24, 2014. Please revise the biographies for Mr. and Mrs. Rose to clarify their employment history for the last five years as required by Items 401(e) of Regulation S-K. Please also include risk factor disclosure to address the fact that Mr. and Mrs. Rose appear to have limited or no experience in the RV industry, if true.

Response:	Revised Mr. & Mrs. Rose’s biographies. Mr. & Mrs. Rose almost 3 years experience in the RV industry and are the owners of Chalet RV, Inc., a manufacturer of campers. The following risk factor was added:

Our officers and directors have limited experience in the recreational camper and consulting industry

We are highly dependent on our officers and directors who have limited experience in the recreational camper industry having purchased Chalet RV, Inc. in early 2012. The loss of either of them could slow the anticipated growth of our business model, or it may cease to operate at all, which may result in the total loss of an investor’s investment.

HATELEY & HAMPTON

Attorneys & counselors

Ms. Kristina Aberg

December 10, 2014

Financial Statements and Notes

4.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and file an updated consent from your independent auditor.

Response:	Financials updated to 9/30/14 and consent included.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:       Don L. Rose, President